Mail Stop 3561

September 22, 2006

Joel P. Sens, Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314

> **Re: Seawright Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 15, 2006**
> **File No. 333-135810**

Dear Mr. Sens:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers to which we refer in this letter are those in the marked copy sent to us by counsel.

General

1. We note your response to comment 1 in our letter dated August 14, 2006. Given the size and nature of the transactions, we note that the transactions appear to be a primary offering rather than an indirect primary or a secondary offering. We note that Dutchess is registering 6,000,000 shares of common stock, or 171% of the total number of shares held by non-affiliates, and Mr. Sens, your chief executive officer, is registering 5,429,334 shares of common stock, or 154% of the total number of shares held by non-affiliates. Please withdraw and re-file the registration statement once the put is exercised. Further, since you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), please note that the offering price must be fixed for the duration of the equity line agreement.

2. We note your response to comment 2 in our letter dated August 14, 2006. Further, we note that you state that section 12(F) of the investment agreement is

"simply a mechanism under applicable state law to determine whether and in what circumstances a contract may be amended;" however, we reissue our comment with respect to the amendment provision. We note that it does not appear that Dutchess is irrevocably bound to purchase your common stock given its right to amend the terms of the agreement. If you choose to renegotiate the terms of the investment agreement in the future, you will need to withdraw your registration statement and re-file another registration statement after you have completed a new agreement.

3. We continue to review your response to comment 3 in our letter dated August 14, 2006. We may have further comment.

Selling Security Holders, page 23

4. We note your response to comment 9 in our letter dated August 14, 2006. We reissue our comment with respect to IFS Holdings, Inc. Please also revise to clarify footnote (12), which does not refer to Stafford Street Capital.

5. We note your response to comment 11 in our letter dated August 14, 2006. In that response, you state that all of the shares of common stock "offered by Messrs. Jones or Attkisson are held by Messrs. Jones and Attkisson, individually." We note that Carolyn H. Byrd beneficially owns and is offering 48,690 shares of your common stock in this offering. Please disclose if any of the shares offered by Ms. Byrd are held by Jones, Byrd and Attkisson. If so, please revise your disclosure to include Jones, Byrd and Attkisson as a selling stockholder.

6. We note your response to comment 12 in our letter dated August 14, 2006. Further, we note that you state that Jones, Byrd and Attkisson transferred its warrants to Messrs. Jones and Attkisson. Please tell us the exemption from registration relied upon for the transfer and describe the facts that make the exemption available.

Plan of Distribution, page 28

7. We note your response to comment 13 in our letter dated August 14, 2006; however, we reissue our previous comment. For example, we note that Messrs. Jones and Attkisson and Ms. Byrd appear to be affiliates of Jones, Byrd & Attkisson, which is a registered broker-dealer.

Exhibit 5.1. Legal Opinion

8. We note your response to comment 20 in our letter dated August 14, 2006. The last paragraph of your revised legal opinion states that the opinion "speaks only

as of its date" and that counsel has "no obligation to advise the Company (or any third party) of changes in law or fact that occur after the date of this Opinion, even though the change may affect the legal analysis, a legal conclusion or an informational confirmation in this Opinion." Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, please revise the opinion to eliminate this limitation.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Fiekers, Esq.
        McKee Nelson LLP
        Via Fax: (202) 775-8586